

April 17, 2015

Via E-mail
Mr. Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 160
Gaithersburg, MD 20878

      Re: **OpGen, Inc.**
               Amendment No. 2 to Registration Statement on Form S-1
               Filed April 6, 2015
               File No. 333-202478

Dear Mr. Jones:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2015 letter.

Dilution, page 46

1.   It appears to us that your net tangible book value (deficit) as of December 31, 2014 includes the deferred IPO issuance costs of $296,041. Please revise to exclude these assets from your calculation of net tangible book value (deficit) and update your disclosure accordingly.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Mary J. Mullany, Esq.
        Ballard Spahr LLP